

Mail Stop 4631

June 30, 2017

Via E-mail
Mr. Robert Zalupski
Chief Financial Officer
TriMas Corporation
39400 Woodward Avenue, Suite 130
Bloomfield Hills, Michigan 48304

      Re: **TriMas Corporation**
            Form 10-K for the Year Ended December 31, 2016
            Filed February 28, 2017
            Form 8-K Filed February 28, 2017
            Form 8-K Filed April 27, 2017
            File No. 1-10716

Dear Mr. Zalupski:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2016

Consolidated Financial Statements

Note 7 - Goodwill and Other Intangible Assets, page 68

1.   We note you recorded a $60.2 million goodwill impairment charge related to your Aerospace reporting unit during the quarter ended December 31, 2016. We also note you cite negative developments related to this reporting unit that occurred during the quarter

ended March 31, 2016. Please explain to us whether or not you performed an interim impairment test related to your Aerospace reporting unit prior to performing your annual impairment test. As part of your response, please also explain the key factors that caused the decline in this reporting unit´s fair value since your prior year impairment test, explain how you determined the significant assumptions you used to estimate fair value, and provide a sensitivity analysis that demonstrates the potential impact of changes in each significant assumption. In addition, please tell us the nature of and reasons for any changes in your reporting units and/or goodwill allocation. In this regard, we note your FY 2015 Form 10-K states you had 10 reporting units, all of which had goodwill, you recorded full goodwill impairment charges in 2 reporting units which would indicate you had 8 remaining reporting units with goodwill; however, your FY 2016 Form 10-K states you had 7 reporting units, 5 of which had goodwill. Please explain these apparent discrepancies.

2.   Please tell us what if any cautionary disclosures regarding the potential for a material goodwill impairment charge at your Aerospace reporting unit you provided in filings prior to your FY 2016 Form 10-K. To the extent prior disclosures were not provided, please explain why.

3.   We note you recorded a $38.7 million impairment charge for Aerospace related trade-names during the quarter ended December 31, 2016. Please explain how you determined the significant assumptions you used to estimate the fair value of the trade-names and provide a sensitivity analysis that demonstrates the potential impact of changes in such assumptions. In addition, please tell us the remaining carrying values of intangible assets related to your Aerospace reporting unit.

Form 8-K Filed February 28, 2017

Form 8-K filed April 27, 2017

4.   We note in your earnings release, including the header, the 2016 Highlights section and segment disclosures, you disclose several non-GAAP measures but omit disclosure and discussion of the most directly comparable GAAP measure. Please revise future filings to present the most directly comparable GAAP measure with equal or greater prominence. Refer to Item 10(e) (i)(A) of Regulation S-K and Question 102.10 of the updated Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2016.

5.   Please expand your disclosures to more clearly explain how the tax effects of non-GAAP adjustments are calculated. Refer to Question 102.11 of the updated Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2016.

You may contact SiSi Cheng at (202) 551-5004 or Anne McConnell at (202) 551-3709 with any questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos at (202) 551-7844 or Craig Slivka at (202) 551- 3729 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction